VINCI

Rueil, 8 january 2003

03003407

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

03 JAN 17 AM 7:21

SUPPL

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci acquires an electrical engineering company in Spain
- Forecasts revised upwards : improvement in net income for 2002

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Christian Labeyrie
Chief Financial Officer

dlw 4/3

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 858 911 560 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

18 December 2002

Vinci acquires an electrical engineering company in Spain

Vinci subsidiary GTIE has just acquired Spark Iberia, a Spanish company whose activities range from:

- Medium and high voltage equipment, essentially transformer substations for ENDESA, one of the main electrical power utilities in Spain.
- Infrastructure for fixed and mobile telecom operators.
- Technical maintenance for clients in the electrical power and telephony industries.

Spark Iberica installs and maintains equipment, conducts studies and offers engineering services.

The company enjoys strong growth, driven by the decision of Spanish power utilities and telecom operators to outsource the installation of the power infrastructure and telecom networks that they have been deploying for the past several years.

The company employs 750 people and will generate net sales of around 42 million euros in 2002.

GTIE is the French and European leader in Energy and Information technologies. In 2001, it reported 3 billion euros in sales, of which 30% was generated outside France. GTIE employs 27,000 people through a network of 800 companies in over 20 countries.

Press contact: Virginie Christnacht
Tel.: 01 47 16 31 82
Fax: 01 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German
on the Vinci website: www.vinci.com

17 December 2002

PRESS RELEASE

Forecasts revised upwards: improvement in net income for 2002.
Cancellation of 3.6% of issued share capital

The VINCI Board of Directors met on 17 December 2002 in a meeting chaired by Antoine Zacharias.

The meeting decided to avail itself of its powers to reduce issued share capital that was granted to it in the twelfth resolution passed at the Annual General Meeting, held on 6 June 2002, by proceeding to the cancellation of 3,083,593 shares held in treasury stock, being 3.6% of capital.

Following this operation, the issued capital of VINCI comprises 82,864,367 shares, of which 4,199,199 are held in treasury stock to provide for the requirements of the stock option purchase plans.

The Board also reviewed the latest forecasts for the 2002 financial year. These confirm the improvements in operational performance for the Group and indicate further growth in consolidated net income.

Lastly Mr Zacharias, the Chairman, highlighted the good trajectory for all businesses of the Group and the positive outlook for activity and profitability in 2003.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@ vinci.com
This press release is available in French, English and German
Refer to the VINCI website: www.vinci.com